FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 November, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2022 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2022 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 3, 2022. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended September 30, 2022 in comparison with its results for the quarter ended September 30, 2021.

Summary of 2022 Third Quarter Results

	3Q 2022	2Q 2022		3Q 2021
Net sales ($ million)	2,975	2,800	6%	1,754	70%
Operating income ($ million)	803	663	21%	231	248%
Net income ($ million)	608	634	(4%)	326	86%
Shareholders’ net income ($ million)	606	637	(5%)	330	84%
Earnings per ADS ($)	1.03	1.08	(5%)	0.56	84%
Earnings per share ($)	0.51	0.54	(5%)	0.28	84%
EBITDA ($ million)	946	806	17%	379	149%
EBITDA margin (% of net sales)	31.8%	28.8%		21.6%

Our third quarter sales increased 6% sequentially as further pricing gains more than compensated lower shipments, which were affected by lower deliveries to pipeline projects and seasonal factors. Our EBITDA increased a further 17% sequentially with the margin rising above 30% following the increase in average selling prices which offset the increase in costs of raw materials and energy. Net income decreased 4% sequentially affected by non-operating items: lower results from our equity participation in non-consolidated companies (Ternium and Usiminas) and higher financial expenses.

Our free cash flow for the quarter remained positive at $113 million despite an increase in working capital of $601 million related to a buildup of inventories in anticipation of increased shipments and an increase in receivables. Our capital investments for the quarter, which included $56 million for the wind farm in Argentina, also increased. Our net cash position increased to $700 million at September 30, 2022.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.17 per share ($0.34 per ADS), or approximately $201 million. The payment date will be November 23, 2022 , with an ex-dividend date on November 21, 2022 and record date on November 22, 2022.

Market Background and Outlook

In an environment of high geopolitical and macro-economic risk, global economic growth is slowing, and energy prices have come off their recent highs. Conditions in the energy industry, however, remain supportive for an increased level of investment, with low levels of spare capacity and inventories, uncertainty about the impact of further sanctions on Russian exports and a renewed focus on energy security around the world. Global energy provision is constrained and all sources of supply will be needed to meet growing demand.

Drilling activity has increased this year and is expected to increase further, particularly in the Middle East and offshore. Global demand for OCTG is increasing and is expected to surpass pre-Covid levels in 2023. Pipeline activity is also advancing to support oil and gas developments, notably in Argentina and the Middle East.

In the fourth quarter, we anticipate further growth in sales boosted by higher shipments to pipeline projects and additional pricing gains. At the same time, our EBITDA margin should continue to benefit from higher operating leverage while our free cash flow should continue to recover.

US Trade Case

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea.

On October 26, 2022, the ITC issued a final determination that the imports under investigation caused injury to the U.S. OCTG industry. As a result of the investigation, Tenaris is required to pay antidumping duties (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) on its imports of OCTG from Argentina and Mexico for five years. Tenaris has been paying such duties since May 11, 2022, reflecting the amount of such deposits in its production costs. The duty rates may be reset periodically based on the results of the review process.

Analysis of 2022 Third Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	3Q 2022	2Q 2022		3Q 2021
Seamless	750	815	(8%)	675	11%
Welded	106	75	41%	71	49%
Total	856	890	(4%)	746	15%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	3Q 2022	2Q 2022		3Q 2021
(Net sales - $ million)
North America	1,761	1,583	11%	901	95%
South America	600	462	30%	314	91%
Europe	190	259	(27%)	141	35%
Middle East & Africa	234	260	(10%)	199	18%
Asia Pacific	46	67	(31%)	52	(11%)
Total net sales ($ million)	2,832	2,632	8%	1,607	76%
Operating income ($ million)	780	636	23%	200	290%
Operating margin (% of sales)	27.5%	24.2%		12.4%

Net sales of tubular products and services increased 8% sequentially and 76% year on year. On a sequential basis volumes shipped decreased 4%, affected by lower deliveries to pipeline projects and seasonal factors, while average selling prices increased 12% sequentially, more than offsetting the lower volumes. In North America, sales increased thanks to higher OCTG prices throughout the region and higher shipments of OCTG in Canada. In South America we had higher sales of OCTG to offshore projects in Guyana and higher sales for pipelines in Argentina. In Europe sales declined due to lower sales for offshore line pipe projects and lower sales of industrial products. In the Middle East and Africa sales declined as we had lower sales in Saudi Arabia and lower sales of high alloy products in UAE. In Asia Pacific sales declined reflecting the discontinuation of sales from NKKTubes in Japan and lower sales in China.

Operating results from tubular products and services amounted to a gain of $780 million in the third quarter of 2022 compared to a gain of $636 million in the previous quarter and $200 million in the third quarter of 2021. Our operating margin improved as tubes price increases more than offset higher energy and raw material costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	3Q 2022	2Q 2022		3Q 2021
Net sales ($ million)	143	168	(15%)	147	(2%)
Operating income ($ million)	23	27	(12%)	31	(26%)
Operating margin (% of sales)	16.2%	15.8%		21.4%

Net sales of other products and services decreased 15% sequentially and 2% year on year. Sequentially, sales declined mainly due to lower sales of excess raw materials and lower sales of pipes for plumbing applications in Italy.

Selling, general and administrative expenses, or SG&A, amounted to $403 million, or 13.6% of net sales, in the third quarter of 2022, compared to $412 million, 14.7% in the previous quarter and $317 million, 18.1% in the third quarter of 2021. Sequentially, our SG&A expenses decreased mainly due to a reduction in logistic costs associated with lower shipments.

Financial results amounted to a loss of $29 million in the third quarter of 2022, compared to a loss of $11 million in the previous quarter and a loss close to zero in the third quarter of 2021. The financial result of the quarter includes a $30 million loss related to a dividend distribution in kind (Argentine sovereign bonds) paid by an Argentine subsidiary of the Company, which was impacted by the change in value of such bonds from the local Argentine market to the International market. This is related to foreign exchange control measures in Argentina, please see note 18 to our consolidated condensed interim financial statements for the nine-month period ended September 30, 2022.

Equity in earnings of non-consolidated companies generated a gain of $5 million in the third quarter of 2022, compared to a gain of $103 million in the previous quarter and a gain of $154 million in the third quarter of 2021. The result of the quarter includes a $32 million loss from an impairment in Usiminas ($19 million from our direct investment in Usiminas and $13 million from our indirect investment in Usiminas through Ternium). Excluding the impairment loss the equity in earnings of non-consolidated companies would have amounted to $37 million.

Income tax charge amounted to $171 million in the third quarter of 2022, compared to $120 million in the previous quarter and $59 million in the third quarter of 2021. The increase in income tax mainly reflects better results at several subsidiaries following the improvement in activity.

Cash Flow and Liquidity of 2022 Third Quarter

Net cash generated by operating activities during the third quarter of 2022 was $242 million, compared to $428 million in the previous quarter and $53 million in the third quarter of 2021. During the third quarter of 2022 cash generated by operating activities is net of an increase in working capital of $601 million mainly related to a buildup of inventories in anticipation of increased shipments and higher receivables reflecting the increase in sales.

With capital expenditures of $129 million, which include $56 million invested in the wind farm in Argentina, our free cash flow amounted to $113 million during the quarter and our net cash position amounted to $700 million at September 30, 2022.

Analysis of 2022 First Nine Months Results

	9M 2022	9M 2021	Increase/(Decrease)
Net sales ($ million)	8,142	4,464	82%
Operating income ($ million)	1,950	434	349%
Net income ($ million)	1,746	717	143%
Shareholders’ net income ($ million)	1,746	730	139%
Earnings per ADS ($)	2.96	1.24	139%
Earnings per share ($)	1.48	0.62	139%
EBITDA ($ million)	2,379	877	171%
EBITDA margin (% of net sales)	29.2%	19.6%

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	9M 2022		9M 2021		Increase/(Decrease)
Tubes	7,667	94%	4,084	91%	88%
Others	475	6%	380	9%	25%
Total	8,142		4,464		82%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	9M 2022	9M 2021	Increase/(Decrease)
Seamless	2,337	1,782	31%
Welded	231	221	5%
Total	2,568	2,003	28%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	9M 2022	9M 2021	Increase/(Decrease)
(Net sales - $ million)
North America	4,691	2,122	121%
South America	1,411	710	99%
Europe	681	454	50%
Middle East & Africa	676	623	9%
Asia Pacific	207	174	19%
Total net sales ($ million)	7,667	4,084	88%
Operating income ($ million)	1,887	368	413%
Operating margin (% of sales)	24.6%	9.0%

Net sales of tubular products and services increased 88% to $7,667 million in the first nine months of 2022, compared to $4,084 million in the first nine months of 2021 due to an increase of 28% in volumes and a 46% increase in average selling prices. Sales increased in all regions, mainly in North America where there was a recovery in volumes and prices throughout the region, led by the U.S. onshore market. Average drilling activity in the first nine months of 2022 increased 54% in the United States & Canada and 13% internationally compared to the first nine months of 2021.

Operating results from tubular products and services amounted to a gain of $1,887 million in the first nine months of 2022 compared to $368 million in the first nine months of 2021. The improvement in operating results was driven by the recovery in sales and margins, as higher tubes prices and an improvement in industrial performance due to the increased levels of activity and utilization of production capacity more than offset the increase in raw material and energy costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	9M 2022	9M 2021	Increase/(Decrease)
Net sales ($ million)	475	380	25%
Operating income ($ million)	63	66	(5%)
Operating margin (% of sales)	13.2%	17.4%

Net sales of other products and services increased 25% to $475 million in the first nine months of 2022, compared to $380 million in the first nine months of 2021, mainly due to higher sales of our oilfield services business in Argentina which offers hydraulic fracturing and coiled tubing services, higher sales of sucker rods and excess raw materials, partially offset by lower sales from the discontinued industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $1,180 million in the first nine months of 2022, representing 14.5% of sales, and $869 million in the first nine months of 2021, representing 19.5% of sales. SG&A expenses increased mainly due to higher selling expenses (in particular commissions and freights) associated with higher sales and higher labor costs. However, they decreased as a percentage of sales due to the better absorption of fixed and semi-fixed components of SG&A expenses on higher sales.

Other operating results amounted to a net gain of $12 million in the first nine months of 2022, compared to a net gain of $50 million in the first nine months of 2021. In the first nine months of 2022 other operating results include a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, partially offset by a $78 million loss from the settlement with the U.S. SEC. The gain in 2021 was mainly due to a $34 million recognition of fiscal credits in Brazil and the profit from the sale of fixed assets in Saudi Arabia.

Financial results amounted to a loss of $42 million in the first nine months of 2022, compared to a gain of $21 million in the first nine months of 2021. The financial result in the first nine months of 2022 includes a $30 million loss related to a dividend distribution in kind (Argentine sovereign bonds) performed by an Argentine subsidiary of the Company, which was mainly impacted by the change in valuation of the bonds from the local Argentine market to the International market, as well as the decline in the fair value of certain financial instruments obtained in an operation of settlement of trade receivables in the second quarter of 2022.

Equity in earnings of non-consolidated companies generated a gain of $196 million in the first nine months of 2022, compared to a gain of $379 million in the first nine months of 2021. The result of the first nine months of 2022 includes a $32 million loss from an impairment in Usiminas ($19 million from our direct investment in Usiminas and $13 million from our indirect investment in Usiminas through Ternium) and an impairment on the value of our joint venture in Russia, amounting to $15 million. The remaining results are mainly derived from our participation in Ternium (NYSE:TX).

Income tax amounted to a charge of $359 million in the first nine months of 2022, compared to $117 million in the first nine months of 2021. The increase in income tax reflects better results at several subsidiaries following the improvement in activity in 2022.

Cash Flow and Liquidity of 2022 First Nine Months

Net cash provided by operating activities during the first nine months of 2022 amounted to $643 million (net of an increase in working capital of $1,408 million), compared to cash provided by operations of $73 million (net of an increase in working capital of $673 million) in the first nine months of 2021. Working capital, mainly inventories and trade receivables, has been increasing since 2021 following the recovery in activity from very low levels in 2020.

Capital expenditures amounted to $271 million in the first nine months of 2022, compared to $171 million in the first nine months of 2021. Free cash flow amounted to $372 million in the first nine months of 2022, compared to a negative free cash flow of $98 million in the first nine months of 2021.

Our net cash position amounted to $700 million at September 30, 2022, same level as at December 31, 2021.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 4, 2022, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/9rkcyax4

If you wish to participate in the Q&A session please register at the following link: https://register.vevent.com/register/BI722f17c9bfb94b2ea67ce3682137cb5d

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at:

ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Net sales	2,974,801	1,753,743	8,142,316	4,464,043
Cost of sales	(1,766,486)	(1,214,451)	(5,023,770)	(3,211,232)
Gross profit	1,208,315	539,292	3,118,546	1,252,811
Selling, general and administrative expenses	(403,435)	(316,708)	(1,180,097)	(868,519)
Other operating income (expense), net	(1,755)	8,325	11,775	49,902
Operating income	803,125	230,909	1,950,224	434,194
Finance Income	26,998	4,988	42,264	32,203
Finance Cost	(17,741)	(6,320)	(25,703)	(16,826)
Other financial results	(38,368)	1,024	(58,247)	5,704
Income before equity in earnings of non-consolidated companies and income tax	774,014	230,601	1,908,538	455,275
Equity in earnings of non-consolidated companies	5,295	154,139	196,001	379,109
Income before income tax	779,309	384,740	2,104,539	834,384
Income tax	(171,239)	(58,505)	(359,010)	(117,202)
Income for continuing operations	608,070	326,235	1,745,529	717,182

Attributable to:
Shareholders' equity	606,470	329,871	1,745,962	730,157
Non-controlling interests	1,600	(3,636)	(433)	(12,975)
	608,070	326,235	1,745,529	717,182

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2022		At December 31, 2021
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,640,329		5,824,801
Intangible assets, net	1,347,892		1,372,176
Right-of-use assets, net	112,342		108,738
Investments in non-consolidated companies	1,536,439		1,383,774
Other investments	150,489		320,254
Derivative financial instruments	-		7,080
Deferred tax assets	264,843		245,547
Receivables, net	220,312	9,272,646	205,888	9,468,258
Current assets
Inventories, net	3,679,135		2,672,593
Receivables and prepayments, net	208,287		96,276
Current tax assets	212,093		193,021
Trade receivables, net	2,013,660		1,299,072
Derivative financial instruments	46,178		4,235
Other investments	434,566		397,849
Cash and cash equivalents	994,854	7,588,773	318,127	4,981,173
Total assets		16,861,419		14,449,431
EQUITY
Shareholders' equity		13,204,886		11,960,578
Non-controlling interests		129,895		145,124
Total equity		13,334,781		12,105,702
LIABILITIES
Non-current liabilities
Borrowings	47,164		111,432
Lease liabilities	84,922		82,694
Deferred tax liabilities	284,549		274,721
Other liabilities	235,309		231,681
Provisions	91,318	743,262	83,556	784,084
Current liabilities
Borrowings	827,962		219,501
Lease liabilities	31,127		34,591
Derivative financial instruments	11,778		11,328
Current tax liabilities	288,208		143,486
Other liabilities	277,812		203,725
Provisions	10,829		9,322
Customer advances	324,623		92,436
Trade payables	1,011,037	2,783,376	845,256	1,559,645
Total liabilities		3,526,638		2,343,729
Total equity and liabilities		16,861,419		14,449,431

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	608,070	326,235	1,745,529	717,182
Adjustments for:
Depreciation and amortization	142,488	148,465	428,588	442,561
Income tax accruals less payments	72,639	12,197	118,590	11,630
Equity in earnings of non-consolidated companies	(5,295)	(154,139)	(196,001)	(379,109)
Interest accruals less payments, net	6,763	(490)	5,152	(12,537)
Changes in provisions	(1,210)	4,618	9,269	14,216
Reclassification of currency translation adjustment reserve	-	-	(71,252)	-
Changes in working capital	(601,242)	(275,622)	(1,408,341)	(672,712)
Currency translation adjustment and others	19,914	(8,360)	11,741	(48,186)
Net cash provided by operating activities	242,127	52,904	643,275	73,045

Cash flows from investing activities
Capital expenditures	(129,457)	(74,306)	(270,800)	(170,871)
Changes in advance to suppliers of property, plant and equipment	14,062	1,308	(5,793)	(4,420)
Acquisition of subsidiaries, net of cash acquired	-	-	(4,082)	-
Proceeds from disposal of property, plant and equipment and intangible assets	772	9,016	46,768	14,355
Investment in companies under cost method	-	(692)	-	(692)
Dividends received from non-consolidated companies	-	-	45,488	49,131
Changes in investments in securities	128,746	35,500	85,175	278,423
Net cash provided by (used in) investing activities	14,123	(29,174)	(103,244)	165,926

Cash flows from financing activities
Dividends paid	-	-	(330,584)	(165,275)
Dividends paid to non-controlling interest in subsidiaries	(10,432)	(148)	(10,432)	(3,355)
Changes in non-controlling interests	(5,128)	-	(3,506)	-
Payments of lease liabilities	(10,431)	(11,917)	(38,836)	(38,221)
Proceeds from borrowings	497,982	289,579	1,349,718	575,698
Repayments of borrowings	(352,411)	(370,438)	(793,587)	(674,325)
Net cash provided by (used in) financing activities	119,580	(92,924)	172,773	(305,478)

Increase (decrease) in cash and cash equivalents	375,830	(69,194)	712,804	(66,507)

Movement in cash and cash equivalents
At the beginning of the period	635,928	585,239	318,067	584,583
Effect of exchange rate changes	(20,955)	(2,380)	(40,068)	(4,411)
Increase (decrease) in cash and cash equivalents	375,830	(69,194)	712,804	(66,507)
	990,803	513,665	990,803	513,665

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
Income for continuing operations	608,070	326,235	1,745,529	717,182
Income tax	171,239	58,505	359,010	117,202
Equity in earnings of non-consolidated companies	(5,295)	(154,139)	(196,001)	(379,109)
Financial Results	29,111	308	41,686	(21,081)
Depreciation and amortization	142,488	148,465	428,588	442,561
EBITDA	945,613	379,374	2,378,812	876,755

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
Net cash provided by operating activities	242,127	52,904	643,275	73,045
Capital expenditures	(129,457)	(74,306)	(270,800)	(170,871)
Free cash flow	112,670	(21,402)	372,475	(97,826)

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2022	2021
Cash and cash equivalents	994,854	513,781
Other current investments	434,566	457,861
Non-current investments	144,222	369,079
Derivatives hedging borrowings and investments	1,284	3,381
Current borrowings	(827,962)	(402,237)
Non-current borrowings	(47,164)	(111,442)
Net cash	699,800	830,423

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2022	2021
Inventories	3,679,135	2,477,445
Trade receivables	2,013,660	1,111,174
Customer advances	(324,623)	(56,738)
Trade payables	(1,011,037)	(791,424)
Operating working capital	4,357,135	2,740,457
Annualized quarterly sales	11,899,204	7,014,972
Operating working capital days	134	143